Registration No. 333-101364


      As filed with the Securities and Exchange Commission on April 2, 2003


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ---------------
                          PRE-EFFECTIVE AMENDMENT NO.2


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                                 -----------

                             LASERSIGHT INCORPORATED
                            -------------------------
             (Exact name of registrant as specified in its charter)

     Delaware                          3845                     65-0273162
     --------                          ----                     ----------
(State or other jurisdiction of  (Primary Standard          (I.R.S. Employer
 incorporation or organization)  Industrial Class-           Identification
                                ification Code Number)           Number)

                      3300 University Boulevard, Suite 140
                           Winter Park, Florida 32792
                                 (407) 678-9900
                     --------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                -----------------

Mr. Gregory L. Wilson                  Copy to:
Chief Financial Officer                Paul J. Miller, Esq.
LaserSight Incorporated                Sonnenschein Nath & Rosenthal
3300 University Boulevard, Suite 140   8000 Sears Tower
Winter Park, Florida 32792             Chicago, Illinois 60606
(407) 678-9900                         (312) 876-8000
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                -----------------

         Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. |_|

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION DATED APRIL 2, 2003


PROSPECTUS

                                18,561,294 Shares

                             LASERSIGHT INCORPORATED

                                  Common Stock

         This prospectus relates to 18,561,294 shares of common stock of LaserSight Incorporated being offered for sale by the selling stockholders named in this prospectus consisting of 18,561,294 shares of LaserSight common stock that will be issued upon the conversion of series H convertible participating preferred stock that were issued to the selling stockholders in October 2002 in connection with LaserSight's private placement transaction that was closed in August 2002.

         We have agreed to pay certain expenses in connection with the registration of the common stock by this prospectus and to indemnify the selling stockholders named in this prospectus against certain liabilities, including liabilities under the Securities Act.


         We have been advised by the selling stockholders named in this prospectus that there are no underwriting arrangements with respect to the sale of the common stock being registered by this prospectus, and that the selling stockholders may offer the shares in transactions on The Nasdaq Stock Market, in negotiated transactions, or a combination of both at prices related to prevailing market prices, or at negotiated prices. LaserSight common stock is traded on The Nasdaq Stock Market under the symbol "LASEC." On April 1, 2003, the last reported sale price for LaserSight common stock was $0.12 per share.


         Investing in these securities involves a high degree of risk. See "Risk Factors" beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



             The date of this prospectus is ________________, 2003.

                                TABLE OF CONTENTS


Overview of LaserSight Incorporated    Selling Stockholders
Risk Factors                           Plan of Distribution
Forward-Looking Statements             Legal Matters
Use of Proceeds                        Experts
Capitalization                         Where to Find More Information
Description of Capital Stock           Documents Incorporated by Reference


         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information that is different. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       OVERVIEW OF LASERSIGHT INCORPORATED

Operating Segment Information

         LaserSight Incorporated operates in two operating segments: refractive products and patent services. Our principal operating segment, refractive products, primarily includes the laser vision correction products and services of LaserSight Technologies which develops, manufactures and markets narrow beam scanning excimer laser systems, diagnostic workstations that gather information from the surface of a patient's eye and converts the information into an individualized surgical plan for the eye, a surgical instrument called a keratome that is used to create a thin, hinged flap of corneal tissue immediately prior to certain laser vision correction procedures, keratome blades and other related products used to perform procedures that correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. Our patent services segment consists primarily of various patents that we own and license related to the use of excimer lasers to ablate biological tissue.


         We have significant liquidity and capital resource issues relative to the timing of our accounts receivable collection and the successful completion of new sales compared to our ongoing payment obligations. We have experienced significant losses and operating cash flow deficits, and we expect that operating cash flow deficits will continue without improvement in our operating results. Our recurring losses from operations and net capital deficiency raises substantial doubt about our ability to continue as a going concern. Although as a result of the China Transaction described below the Company's short-term liquidity has improved and its operating results are improving, further improvements in revenues will be needed to achieve profitability and positive cash flow. There can be no assurance that such improvements will continue. Your attention is directed to the discussion under the caption "Risk Factors--Financial and Liquidity Risks" set forth in this prospectus as well as the financial statements and disclosures set forth in the documents incorporated in this prospectus by reference.


China Transaction


         In July 2002, we signed a non-binding letter of intent with Shenzhen New Industries Medical Development Co. Ltd., a company based in the People's Republic of China that specializes in advanced medical treatment services and medical device distribution, and an affiliate that invests in medical projects. Definitive agreements relating to the China Transaction were executed on August 15, 2002, establishing a strategic relationship that includes the commitment to purchase at least $10.0 million worth of our products during the 12-month period ending August 15, 2003, distribution of our products in mainland China, Hong Kong, Macao and Taiwan, and a $2.0 million investment in LaserSight. The investment was completed in October 2002 in the form of Series H convertible preferred stock that, subject to certain restrictions, could be converted into 18,561,294 shares of our common stock and result in the purchaser holding approximately 40% of our common stock. The products purchased will be paid by irrevocable letters of credit, confirmed by a U.S. bank and payable upon our shipment of products and presentation of shipping documents. The Company started shipping products under this agreement in August 2002. Through April 1, 2003, approximately $4.4 million worth of products were sold under these agreements. Your attention is directed to the discussion under the caption "Risk Factors--Financial and Liquidity Risks--We have experienced significant losses and operating cash flow deficits and we expect that operating cash flow deficits will continue."

China Letter of Intent

         On March 11, 2003, we announced we have signed a non-binding letter of intent with Shenzhen New Industries Venture Capital Company, an affiliate of New Industries Investment Consultants (HK), Ltd., the party based in the People's Republic of China that invested $2.0 million in our series H preferred stock in October of 2002. The transaction contemplated by the letter of intent would result in us acquiring the assets and the on-going revenue stream of 15 refractive laser centers currently operated within China. China is believed to be the world's largest market for refractive procedures. If we enter into this transaction, it would allow us to generate revenues not only through equipment sales but also through participation in the recurring revenues that we believe will be generated from these refractive laser centers. Under the terms of the letter of intent, the value of the 15 existing centers would be determined by an independent third party and, if a valuation of $6.0 million is confirmed and we elect to proceed with the transaction, we would purchase the centers in exchange for the issuance of approximately 26.1 million shares of our common stock at a price of $0.23 per share. If completed on these terms, the China group, including affiliates, would own approximately 61% of our common stock. In addition, we would have an option to purchase additional refractive laser centers that may be developed in the future at a purchase price equal to 110% of the start-up costs for such center. Each option would be in existence for a period of 18 months following the date a center opens and the purchase price would be paid by the issuance of shares of our common stock that would be valued at 90% of the then 30 day average closing bid price per share. The transactions contemplated by this letter of intent are initially subject to the acceptance of the letter of intent by our Board of Directors and if such acceptance occurs, the transactions are subject to satisfactory completion of due diligence, receipt of all necessary approvals, negotiation of definitive agreements and receipt of shareholder approval.


Organizational Information

         We were incorporated in Delaware in 1987 but were inactive until 1991. In April 1993, we acquired LaserSight Centers in a stock-for-stock exchange with additional shares issued in March 1997 pursuant to an amended purchase agreement. In February 1994, LaserSight acquired The Farris Group. In July 1994, we were reorganized as a holding company. In October 1995, we acquired MEC Healthcare, Inc. In July 1996, our LSI Acquisition, Inc. subsidiary acquired the assets of the Northern New Jersey Eye Institute. In August 1997 we formed LaserSight Patents which then acquired certain patents from International Business Machines Corporation. In December 1997, we sold MEC Healthcare and LaserSight Acquisition. In April 1998, we acquired the assets of the medical products division of Schwartz Electro-Optics, Inc. In March 2000, we acquired from Premier Laser Systems, Inc. the intellectual property relating to a technology development project under design to provide an integrated refractive diagnostic workstation that includes front-to-back analysis of aberrations within the total eye. Late in 2000, we abandoned the LaserSight Centers mobile laser strategy due to industry conditions and our increased focus on development and commercialization of our refractive products. In March 2001, we sold U.S. Patent No. 4,784,135 (the Blum Patent) acquired from IBM in 1997, but retained our rights as licensor under a license to the Blum Patent previously granted to Visx, Incorporated. In late 2001 we discontinued our health care services segment consisting of The Farris Group.

Principal Office

         Our principal office and mailing address are 3300 University Boulevard, Suite 140, Winter Park, Florida 32792. Our telephone number at that address is
(407) 678-9900 and our address on the world wide web is www.lase.com.

                                  RISK FACTORS

         In addition to the other information we provide or incorporate by reference in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. In evaluating the risks of investing in our common stock, you should also evaluate the other information set forth or incorporated by reference in this prospectus, including our financial statements and the notes accompanying them.

FINANCIAL AND LIQUIDITY RISKS

         WE HAVE EXPERIENCED SIGNIFICANT LOSSES AND OPERATING CASH FLOW DEFICITS AND WE EXPECT THAT OPERATING CASH FLOW DEFICITS WILL CONTINUE.


         In the last half of 2002, our revenues and operations improved, primarily as a result of our China transaction. The China transaction called for four quarterly letters of credit, each for $2.5 million and each payable upon the shipment of our products and the presentation of shipping documents. After providing the first letter of credit, the China group was delinquent on the second and third letters of credit, which were due in early December 2002 and March 2003, respectively. During March 2003, the China group advanced us $2.0 million and indicated that they would provide a letter of credit for approximately $5.5 million, representing the balance of the purchase order executed in August 2002. As a result of the delayed letters of credit, we limited our purchasing, including parts necessary to complete and ship some products and completed products and subassemblies with existing inventory to the extent possible. With the recent cash advance, we continue purchasing parts and components and are completing as much product as possible, resuming shipments when products are complete. Our current production and shipments are focused on satisfying our delivery requirements with respect to the China group. Additional production will depend on the future availability of cash and the timing of our receipt of the $5.5 million letter of credit, as our cash position requires us to focus on production and shipment to the China group in order to satisfy the cash advance and then collect on the letter of credit.

         As a result of the delayed letters of credit and resulting negative impact on cash, we continue to have significant liquidity and capital resource issues. Our revenues and operating results have improved during the last half of 2002, primarily due to our China transaction that resulted in $2.7 million of revenue during the last half of 2002. We need to increase sales to the China group and to other customers, and/or decrease expenses further before we will reach profitability or positive cash flow. Our future working capital requirements and our ability to continue operations are based on various factors and assumptions which are subject to substantial uncertainty and risks beyond our control and no assurances can be given that these expectations will prove correct. The occurrence of adverse developments related to these risks and uncertainties or others could result in LaserSight being unable to generate additional sales or collect new and outstanding accounts receivable. Any such adverse developments may also result in the incurrence of unforeseen expenses or LaserSight being unable to control expected expenses and overhead. If we fail to generate additional sales and collect new and outstanding accounts receivable or incur unforeseen expenses or fail to control our expected expenses and overhead, we will be unable to continue operations in the absence of obtaining additional sources of capital.

         Our working capital remains positive (approximately $1.0 million as of the end of February 2003), though the timing of the conversion of our current assets into cash is not totally in our control. For example, we cannot dictate the timing of the collection of our accounts receivable with our customers and converting our inventory into cash is dependent on our ability to generate new sales with our products and collect the sales price in a timely manner. While to date we have been able to negotiate payment terms with our suppliers and other creditors, there is no assurance that we can continue to do so.

         We experienced significant net losses and deficits in cash flow from operations for the years ended December 31, 2002, 2001 and 2000, as set forth in the following table. We cannot be certain that we will be able to achieve or sustain profitability or positive operating cash flow in the future.

                                      Year Ended December 31,
                                  2000             2001              2002
                                  ----             ----              ----
Net loss                      $21.4 million    $26.2 million    $13.6 million
Deficit in cash flow from
operations                    $15.7 million    $17.7 million     $2.7 million


         In the longer term, our expectations are based on additional factors including: the success of our sales efforts in China and in Europe where our efforts will initially be primarily focused, the uncertain timing of additional supplemental FDA approvals for our LaserScan LSX excimer laser system (which has resulted in our decision to not actively market our laser system in the U.S. until additional FDA approvals are received), potential growth in laser sales after receipt of further FDA approvals, increases in accounts receivable and inventory purchases when sales increase, our present inability to borrow under our revolving credit facility, the uncertain impact of the market introduction of our UltraShaper durable keratomes and AstraMax diagnostic workstations, and the absence of unanticipated product development and marketing costs. These factors and assumptions are subject to substantial uncertainty and risks beyond our control and no assurances can be given that these expectations will prove correct. These risks and uncertainties include:

o the willingness of trade creditors to continue to extend credit to LaserSight;
o        reductions and cancellations in orders;
o our ability to fulfill orders in light of our current financial condition;
o our ability to sell products and collect accounts receivables at or above the level of management's expectations;
o the occurrence of unforeseen expenses and our ability to control expected expenses and overhead;
o the occurrence of property and casualty losses which are uninsured or that generate insurance proceeds that cannot be collected in a short time frame;
o        our ability to improve pricing and terms of international sales;
o        the loss of, or failure to obtain additional, customers; and
o        changes in pricing by our competitors.

         With respect to management's expectations regarding LaserSight's ability to continue operations for the expected period and the risks and uncertainties relating to those expectations, readers are encouraged to review the discussions under the captions "--If our uncollectible receivables exceed our reserves we will incur additional unanticipated expenses, and we may experience difficulty collecting restructured receivables with extended payment terms," "--Industry and Competitive Risks--We do not intend to continue actively marketing our LaserScan LSX laser system in the U.S. until we receive additional FDA approvals," "--Additional Company and Business Risks--Required per procedure fees payable to Visx under our license agreement may exceed per procedure fees collected by us," and "--Our supply of certain critical components and systems may be interrupted because of our reliance on a limited number of suppliers." These risks and uncertainties can affect LaserSight's ability to continue operations for the expected period in the absence of obtaining additional capital resources.


         IF WE FAIL TO MEET THE FINANCIAL COVENANTS IN OUR LOAN WITH HELLER AND OUR LOAN OBLIGATION IS ACCELERATED, WE WILL NOT HAVE ENOUGH AVAILABLE CASH TO PAY THE AMOUNTS OWED.

         Under the original terms of our term loan with Heller, we were required to pay Heller approximately $2.1 million in March 2003. On March 12, 2003, the due date was extended 30 days to April 11, 2003. On March 31, 2003, our loan agreement with Heller was amended again. In addition to the amendment, Heller waived our failure to comply with the net revenue covenant for the fourth quarter of 2002. In exchange for the amendment and waiver, we will pay approximately $9,000 in fees to Heller, and we have agreed to increase our monthly principal payments to $45,000 beginning in April 2003. Revised covenants became effective that decreased the minimum level of net worth to $1.0 million, minimum tangible net worth to negative $4.0 million and minimum quarterly net revenue during 2003 to $2.0 million. In addition, we have agreed to work in good faith with Heller to adjust these covenants by May 31, 2003 based on our first quarter 2003 financial results. The remaining principal balance will be due on September 12, 2004. If we are unable to meet the financial covenants of the

Heller loan, Heller could declare us in default and require the entire principal balance to be due and payable. If Heller accelerates our payment obligations, it is unlikely we will have enough available cash to repay the debt, and we will be unable to continue operations in the absence of obtaining additional sources of capital.


         IF OUR UNCOLLECTIBLE RECEIVABLES EXCEED OUR RESERVES WE WILL INCUR ADDITIONAL UNANTICIPATED EXPENSES, AND WE MAY EXPERIENCE DIFFICULTY COLLECTING RESTRUCTURED RECEIVABLES WITH EXTENDED PAYMENT TERMS.


         Although we monitor the status of our receivables and maintain a reserve for estimated losses, we cannot be certain that our reserves for estimated losses, which were approximately $5.5 million at December 31, 2002, will be sufficient to cover the amount of our actual write-offs over time. At December 31, 2002, our net trade accounts and notes receivable totaled approximately $6.6 million, and accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, totaled approximately $1.8 million. Actual write-offs that exceed amounts reserved could have a material adverse effect on our consolidated financial condition and results of operations. The amount of any loss that we may have to recognize in connection with our inability to collect receivables is principally dependent on our customers' ongoing financial condition, their ability to generate revenues from our laser systems, and our ability to obtain and enforce legal judgments against delinquent customers.

         Our ability to evaluate the financial condition and revenue-generating ability of our prospective customers located outside of the U.S., and our ability to obtain and enforce legal judgments against customers located outside of the U.S., is generally more limited than for our customers located in the U.S. Our agreements with our international customers typically provide that the contracts are governed by Florida law. We have not determined whether or to what extent courts or administrative agencies located in foreign countries would enforce our right to collect such receivables or to recover laser systems from customers in the event of a customer's payment default. When a customer is not paying according to established terms, we attempt to communicate and understand the underlying causes and work with the customer to resolve any issues we can control or influence. In most cases, we have been able to resolve the customer's issues and continue to collect our receivable, either on the original schedule or under restructured terms. If such issues are not resolved, we evaluate our legal and other alternatives based on existing facts and circumstances. In many cases, we have concluded that the account should be reserved or written off as uncollectible based on the economic condition in the region and our understanding of the customer's business and related items. The reserves and write-offs are generally the result of events and circumstances that could not realistically be foreseen at the time sales were completed. In addition, during our recent period of declining revenues, the relationship between the bad debts that resulted from these events compared to lower revenues is magnified. Events and circumstances that impact our bad debt expense include FDA approvals on our laser system that took and are taking longer than anticipated, economic downturns in certain countries or regions of the world, including the U.S. and South and Central America, and the terrorist attacks that affected personal spending decisions of consumers, and thus the business levels of many of our customers. Accounts written off during the year ended December 31, 2002 and the year ended December 31, 2001 totaled approximately 21% and 10%, respectively, of ending receivables for each period. International revenues represented 83% of total revenues during 2002 and 56% during the year ended December 31, 2001 (the 2001 percentage was 71% excluding the gain on the sale of patent).


INDUSTRY AND COMPETITIVE RISKS

         The following Industry and Competitive Risks relate primarily to the longer term.

         WE DO NOT INTEND TO CONTINUE ACTIVELY MARKETING OUR LASERSCAN LSX LASER SYSTEM IN THE U.S. UNTIL WE RECEIVE ADDITIONAL FDA APPROVALS.

         We received the FDA approval necessary for the commercial marketing and sale of our LaserScan LSX excimer laser system in the U.S. in late 1999 and commercial shipments to customers in the U.S. began in March 2000. To date, our LaserScan LSX laser system and per procedure fee business model have not achieved a level of market acceptance sufficient to provide our cash flows from operations to fund our business. Our excimer laser system has not been approved by the FDA for use in the U.S. for as wide a range of treatments as have many of our competitors' lasers. Because of the limited treatment ranges many physicians have resisted purchasing our excimer laser. In order to become more competitive we need to obtain FDA approval to treat patients with farsightedness, farsightedness with astigmatism and mixed astigmatism. In the international market, however, these limitations on treatment ranges do not exist, and we can more effectively compete with other laser manufacturers. If we obtain FDA approval for expanded treatment ranges for our laser system in the U.S. we believe that we would be in a position to more effectively market our laser system to physicians. As a result of our current liquidity and capital resource issues, we have decided to focus on international markets, primarily China with our LaserScan LSX laser system and Europe with a custom ablation product line, and not to continue actively marketing our laser system in the U.S. until we receive additional FDA approvals.


         The current level of per procedure fees payable to us by existing refractive surgeon customers in the U.S. may not continue to be accepted by the marketplace or may exceed those charged by our competitors. If our competitors reduce or do not charge per procedure fees to users of their systems, we could be forced to reduce or eliminate the fees charged under this business model, which could significantly reduce our revenues. We are not aware of the existence of a current trend toward reducing or eliminating per procedure fees. In the spring of 2000 industry leader Visx reduced the per-procedure fees it was charging the users of its laser system. Since that time, to our knowledge there has been no trend to further reduce or eliminate per procedure fees. See also "--Additional Company and Business Risks--Required per procedure fees payable to Visx under our license agreement may exceed per procedure fees collected by us."


      WE CANNOT ASSURE YOU THAT OUR KERATOME PRODUCTS WILL ACHIEVE MARKET ACCEPTANCE.

         Keratomes are surgical devices used to create a corneal flap needed to perform a laser vision correction procedure called Laser In-Situ Keratomileusis, or LASIK. Once the corneal flapped is created, it is then flipped back, the excimer laser beam is directed to the exposed corneal surface, and the flap is placed back and re-adhered to the surface of the eye. We began to roll out our MicroShape family of keratome products with the commercial launch of our UltraEdge keratome blades in July 1999 and of our UniShaper single-use keratomes and control consoles in December 1999. We have suspended the manufacture and sale of our UniShaper keratome product. The decision to suspend the manufacture and sale of our UniShaper product was made after we encountered difficulties consistently meeting required tolerances utilizing injection-molded plastics in the manufacturing process and it became apparent that our potential customers preferred stainless steel, durable keratomes like our UltraShaper product. If we decide in the future to re-focus our efforts on the manufacture and sale of our UniShaper product, it will need to be reengineered, if possible, to include most or all of the features included in our UltraShaper keratome for the UniShaper to be commercially viable. In November 2001, we commercially released our UltraShaper durable keratomes after a thorough process of engineering refinement and validity testing. Our UltraShaper durable keratome incorporates the features found in the ACS keratome previously marketed by Bausch & Lomb, Inc. with new enhancements and features. However, Bausch & Lomb has not aggressively marketed or serviced the ACS since 1997 when we licensed the rights to commercially market keratomes based on the same technology, and has successfully transitioned a large number of refractive surgeons from the ACS to its Hansatome durable keratome product. We believe that many refractive surgeons learned to perform the LASIK procedure using the ACS and prefer the surgical technique required by the ACS, which is also used to operate our UltraShaper durable keratome, to the surgical technique required to operate the Hansatome keratome product. However, we cannot assure you that we will be successful in commercially introducing or achieving broad market acceptance of our UltraShaper durable keratome or our other keratome products.

         We have previously indicated that the successful implementation of our keratome product sales strategy was in part dependent upon our marketing and distribution alliance with Becton Dickinson. Due to the delay in the commercial launch of our UltraShaper durable keratome, we initiated discussions with Becton Dickinson in order to modify our manufacturing and marketing agreements. During 2001 we mutually agreed to terminate both agreements. If we cannot successfully market and sell our keratome products or if we are unable to successfully find a marketing and distribution alliance with another company, our ability to generate revenues from the sale of our keratome products will be impaired, and if we cannot finance our business operations through operating revenues we might not be able to continue our business. See also "--Additional Company and Business Risks--Required minimum payments under our keratome license agreement may exceed our gross profits from sales of our keratome products."

         THE VISION CORRECTION INDUSTRY CURRENTLY CONSISTS OF A FEW ESTABLISHED PROVIDERS WITH SIGNIFICANT MARKET SHARES AND WE ARE ENCOUNTERING DIFFICULTIES COMPETING IN THIS HIGHLY COMPETITIVE ENVIRONMENT.


         The vision correction industry is subject to intense, increasing competition, and we do not know if we will be able to compete successfully against our current and future competitors. Many of our competitors have established products, distribution capabilities and customer service networks in the U.S. marketplace, are substantially larger and have greater brand recognition and greater financial and other resources than we do. Visx, the historical industry leader for excimer laser system sales in the U.S., sold laser systems that performed a significant majority of the laser vision correction procedures performed in the U.S. from 1999 through 2002. Similarly, Bausch & Lomb sold a significant majority of the keratomes used by refractive surgeons in the U.S. from 1999 through 2002. Alcon, one of the largest ophthalmic companies in the world, and its narrow beam laser technology platform also competes directly with our precision beam, scanning microspot LaserScan LSX excimer laser system. In addition, Alcon, as a result of its acquisition of Summit Autonomous Inc., is able to sell its narrow beam laser systems under a royalty-free license to certain Visx patents without incurring the expense and uncertainty associated with intellectual property litigation with Visx. Alcon also has the ability to leverage the sale of its laser systems with its other ophthalmic products, and has placed a significant number of its lasers systems in the U.S. Competitors are using our weak financial condition as a reason why a buyer shouldn't buy our laser.


         MANY OF OUR COMPETITORS RECEIVED EARLIER REGULATORY APPROVALS THAN US AND MAY HAVE A COMPETITIVE ADVANTAGE OVER US DUE TO THE SUBSEQUENT EXPANSION OF THEIR REGULATORY APPROVALS AND THEIR SUBSTANTIAL EXPERIENCE IN THE U.S. MARKET.

         We received the FDA approval necessary for the commercial sale of our LaserScan LSX excimer laser system in the U.S. in November 1999 and commercial shipments to customers in the U.S. began in March 2000. Our direct competitors include large corporations such as Visx and Alcon, each of whom received FDA approval of excimer laser systems more than three years prior to our approval and has substantial experience manufacturing, marketing and servicing laser systems in the U.S. In addition to Visx and Alcon, Nidek and Bausch & Lomb have also received FDA approval for their laser systems.

         In the U.S., a manufacturer of excimer laser vision correction systems gains a competitive advantage by having its systems approved by the FDA for a wider range of treatments for refractive errors such as nearsightedness, farsightedness or astigmatism. A laser that has been approved for a wider range of treatments is more attractive because it enlarges the pool of laser correction candidates to whom laser correction procedures can be marketed. Initial FDA approvals of excimer laser vision correction systems historically have been limited to the treatment of low to moderate nearsightedness, with additional approvals for other and broader treatments granted only as a result of subsequent FDA applications and clinical trials. The range of treatments is generally described in terms of diopters. The term diopter is used to describe the measure of severity of the particular refractive error, and the greater the number expressed in terms of diopters, the more severe the refractive error. In addition, diopters that are expressed as a negative number represent the severity of nearsightedness and diopters that are expressed as a positive number reflect the severity of farsightedness.

         Our LaserScan LSX is currently approved for the LASIK treatment of nearsightedness with and without astigmatism for a range of treatment of refractive errors up to -6.0 diopters MRSE with or without a refractive astigmatism up to 4.5 diopters and for the Photorefractive Keratectomy, or PRK, treatment of low to moderate nearsightedness (up to -6.0 diopters) without astigmatism. In PRK, the refractive surgeon prepares the eye by gently removing the surface layer of the cornea called the epithelium. The surgeon then applies the excimer laser beam directly to the corneal surface reshaping the curvature of the cornea. Additionally, we have received FDA approval to operate our laser systems at a repetition rate of 300 pulses per second, three times the originally approved rate. We have submitted PMA supplements to the FDA to permit our laser systems sold to customers in the U.S. to utilize LASIK to treat farsightedness, farsightedness with astigmatism and mixed astigmatism. FDA approval of these applications is anticipated in 2003, though we cannot ensure if or when the approval will be received. Our ability to sell our laser systems in the U.S. may be severely impaired if the FDA does not give timely approval to these supplements. Visx and Alcon have received FDA approval, in 2001 and 2000, respectively, for the treatment of moderate levels of farsightedness with or without astigmatism and Visx received approval for the treatment of mixed astigmatism in 2001.


         Currently, excimer laser vision correction systems manufactured by Visx, Alcon, Bausch & Lomb and Nidek have been approved for higher levels of nearsightedness than the LaserScan LSX. Alcon's Apex Plus and Ladarvision Excimer Laser Workstations, Visx's Star S2 Excimer Laser System and Nidek's EC-5000 Excimer Laser System have received FDA approval for the LASIK treatment of nearsightedness with or without astigmatism. The approvals for many of the systems are for the correction of nearsightedness in the range of 0 diopters to -14.0 diopters and nearsightedness with astigmatism generally in the range of -0.5 diopters to -5.0 diopters. Bausch & Lomb's Technolas 217 excimer laser has also received FDA approval for the treatment of nearsightedness from -1.0 diopter up to -7.0 diopters with up to -3.0 diopters of astigmatism. The Visx and Alcon excimer laser systems are also approved for the treatment of moderate farsightedness. In September 2000, the FDA approved Alcon's Ladarvision system for the correction of farsightedness, using LASIK, of up to +6.0 diopters and an astigmatism range of up to 6.0 diopters. In October 2000, the FDA approved Visx's Star S2 and S3 systems for the correction using PRK of farsightedness of up to +5.0 diopters and an astigmatism range of up to 3.0 diopters. In February 2001, the FDA approved of Visx's Custom-Contoured Ablation Pattern Method for treatment of decentered ablations under a Humanitarian Device Exemption (HDE). An HDE authorizes the use and marketing of a device that is intended to benefit patients in the treatment of conditions that affect fewer than 4,000 individuals. In August 2002, Alcon announced the approval of its wavefront-guided laser eye surgery application for the treatment of nearsightedness between zero and -7.0 diopters. Competitors' earlier receipt of LASIK and farsightedness-specific FDA regulatory approvals could give them a significant competitive advantage that could impede our ability to successfully sell our LaserScan LSX system in the U.S. Our failure to successfully market our product will impair our ability to generate revenues from the sale of our products, and we may not be able to continue our business operations.


         All of our principal competitors in the keratome business, including current market leader Bausch & Lomb, received FDA clearance prior to the commercialization of our keratome products and have substantial experience marketing their keratome products. The established market presence in the U.S. of previously approved laser systems and keratome products, as well as the entry of new competitors into the market upon receipt of new or expanded regulatory approvals, could impede our ability to successfully introduce our LaserScan LSX system in the U.S. and our keratome products worldwide. If we are unable to successfully introduce our LaserScan LSX system in the U.S. and our keratome products worldwide, our ability to generate revenues from the sale of our products will be impaired, and we may not be able to continue our business operations.

         WE DEPEND UPON OUR ABILITY TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS.

         We believe that our ability to establish and maintain strategic relationships will have a significant impact on our ability to meet our business objectives. These strategic relationships are critical to our future success because we believe that these relationships will help us to:

o extend the reach of our products to a larger number of refractive surgeons;
o        develop and deploy new products;
o        further enhance the LaserSight brand; and
o        generate additional revenue.

         Entering into strategic relationships is complicated because some of our current and future strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to establish relationships with key participants in our industry if they have relationships with our competitors, or if we have relationships with their competitors. Moreover, some potential strategic partners have resisted, and may continue to resist, working with us until our products and services have achieved widespread market acceptance. Once we have established strategic relationships, we will depend on our partners' ability to generate increased acceptance and use of our products and services. To date, we have established only a limited number of strategic relationships, and many of these relationships are in the early stages of development. There can be no assurance as to the terms, timing or consummation of any future strategic relationships. If we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business will suffer.

         BECAUSE THE SALE OF OUR PRODUCTS IS DEPENDENT ON THE CONTINUED MARKET ACCEPTANCE OF LASER-BASED REFRACTIVE EYE SURGERY USING THE LASIK PROCEDURE, THE LACK OF BROAD MARKET ACCEPTANCE WOULD HURT OUR BUSINESS.


         We believe that whether we achieve profitability and growth will depend, in part, upon the continued acceptance of laser vision correction using the LASIK procedure in China, the U.S. and in other countries. We believe that if we achieve profitability and growth as a result of our focus in China, we can increase our level of activity in the U.S. and other countries. We cannot be certain that laser vision correction will continue to be accepted by either the refractive surgeons or the public at large as an alternative to existing methods of treating refractive vision disorders. The acceptance of laser vision correction and, specifically, the LASIK procedure may be adversely affected by:


o possible concerns relating to safety and efficacy, including the predictability, stability and quality of results;
o        the public's general resistance to surgery;
o the effectiveness and lower cost of alternative methods of correcting refractive vision disorders;
o        the lack of long-term follow-up data;
o        the possibility of unknown side effects;
o        the lack of third-party reimbursement for the procedures;
o        the cost of the procedure; and
o unfavorable publicity involving patient outcomes from the use of laser vision correction.

         Unfavorable side effects and potential complications that may result from the use of laser vision correction systems manufactured by any manufacturer may broadly affect market acceptance of laser-based vision correction surgery. Potential patients may not distinguish between our precision beam scanning spot technology and the laser technology incorporated by our competitors in their laser systems, and customers may not differentiate laser systems and procedures that have not received FDA approval from FDA-approved systems and procedures. Any adverse consequences resulting from procedures performed with a competitor's systems or an unapproved laser system could adversely affect consumer acceptance of laser vision correction in general. In addition, because laser vision correction is an elective procedure that is not typically covered by insurance and involves more significant immediate expense than eyeglasses or contact lenses, adverse changes in the U.S. or international economy may cause consumers to reassess their spending choices and to select lower-cost alternatives for their vision correction needs. Any such shift in spending patterns could reduce the volume of LASIK procedures performed that would, in turn, reduce the number of laser systems sold and our revenues from per procedure fees and sales of single-use products such as our UltraEdge keratome blades.

         The failure of laser vision correction to achieve continued market acceptance would limit our ability to market our products which in turn would limit our ability to generate revenues from the sale of our products. If we are unable to generate revenue from the sale of our products, we may not be able to continue our business operations. Even if laser vision correction achieves and sustains market acceptance, sales of our keratome products could be adversely impacted if a laser procedure that does not require the creation of a corneal flap was to emerge as the procedure of choice.

         NEW PRODUCTS OR TECHNOLOGIES COULD ERODE DEMAND FOR OUR PRODUCTS OR MAKE THEM OBSOLETE, AND OUR BUSINESS COULD BE HARMED IF WE CANNOT KEEP PACE WITH ADVANCES IN TECHNOLOGY.

         In addition to competing with eyeglasses and contact lenses, excimer laser vision correction competes or may compete with newer technologies such as intraocular lenses, intracorneal inlays, corneal rings and surgical techniques using different or more advanced types of lasers. Two products that may become competitive within the near term are implantable contact lenses, which are pending FDA approval, and corneal rings, which have been approved by the FDA. Both of these products require procedures with lens implants, and their ultimate market acceptance is unknown at this time. To the extent that any of these or other new technologies are perceived to be clinically superior or economically more attractive than currently marketed excimer laser vision correction procedures or techniques, they could erode demand for our excimer laser and keratome products, cause a reduction in selling prices of such products or render such products obsolete. In addition, if one or more competing technologies achieves broader market acceptance or renders laser vision correction procedures obsolete, our ability to generate revenues form the sale of our products would be limited. If we are unable to generate revenue from the sale of our products, we may not be able to continue our business operations.

         As is typical in the case of new and rapidly evolving industries, the demand and market for recently introduced products and technologies is uncertain, and we cannot be certain that our LaserScan LSX laser system, UltraShaper durable keratome, UltraEdge keratome blades, UniShaper single-use keratome or future new products and enhancements will be accepted in the marketplace. In addition, announcements or the anticipation of announcements of new products, whether for sale in the near future or at some later date, may cause customers to defer purchasing our existing products.

         If we cannot adapt to changing technologies, our products may become obsolete, and our business could suffer. Our success will depend, in part, on our ability to continue to enhance our existing products, develop new technology that addresses the increasingly sophisticated needs of our customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our proprietary technology to evolving customer requirements or emerging industry standards.

ADDITIONAL COMPANY AND BUSINESS RISKS

         The following Additional Company and Business Risks relate primarily to the longer term.

         THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

         Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers and other key employees, especially Michael R. Farris, our president and chief executive officer. A loss of one or more such officers or key employees would result in a diversion of financial and human resources in connection with recruiting and retaining a replacement for such officers or key employees. Such a diversion of resources could prevent us from successfully executing our business plan, and our business will suffer. We do not carry "key person" life insurance on any officer or key employee.


         During 2001 we reduced our staff by 59 positions which represented approximately $2.5 million in annual salaries and wages. During 2002, we further reduced our staff by an additional 46 positions which represented approximately $2.5 million in annual salaries and wages. Included in these reductions were the resignations of our Chief Operating Officer, D. Michael Litscher, and our Senior Vice President-Sales and Marketing, Christine A. Oliver. The Company regards these resignations as consistent with its overall reductions in positions and as not material to its present operations. Additional staff reductions are likely. Our staff reductions may have a negative impact on our ability to attract and retain personnel. If we fail to attract and retain qualified individuals for necessary positions, we could be prevented from successfully executing our business plan, and our business will suffer.


         WE HAVE MOVED ALL INTERNATIONAL MANUFACTURING OPERATIONS FROM COSTA RICA TO THE U.S. AND MUST CONTINUE TO COMPLY WITH STRINGENT REGULATION OF OUR MANUFACTURING OPERATIONS.

         We moved the manufacturing location our laser systems for sale in international markets to our U.S. location from our manufacturing facility in Costa Rica. We cannot assure you that we will not encounter difficulties in increasing our production capacity for our laser systems at our Florida facility, including problems involving production delays, quality control or assurance, component supply and lack of qualified personnel. Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to extensive regulation by the FDA, including record-keeping requirements and reporting of adverse experience with the use of the product. Our manufacturing facilities are subject to periodic inspection by the FDA, certain state agencies and international regulatory agencies. We require that our key suppliers comply with recognized standards as well as our own quality standards, and we regularly test the components and sub-assemblies supplied to us. Any failure by us or our suppliers to comply with applicable regulatory requirements, including the FDA's quality systems/good manufacturing practice (QSR/GMP) regulations, could cause production and distribution of our products to be delayed or prohibited, either of which could impair our ability to generate revenues form the sale of our products. If we are unable to generate revenues from the sale of our products we may not be able to continue our business operations.

         REQUIRED PER PROCEDURE FEES PAYABLE TO VISX UNDER OUR LICENSE AGREEMENT MAY EXCEED PER PROCEDURE FEES COLLECTED BY US.


         In addition to the risk that our refractive lasers will not be accepted in the marketplace, we are required to pay Visx a royalty for each procedure performed in the U.S. using our refractive lasers. The required per procedure fees we are required to pay to Visx may exceed the per procedure fees we are able to charge and/or collect from refractive surgeons. If the per procedure fees we are required to pay to Visx exceed the per procedure fees we are able to charge and/or collect from refractive surgeons, we would have to pay the Visx per procedure fees out of our limited available cash reserves. During each of the years 2001 and 2002, the per procedure fees we are required to pay Visx did not exceed per procedure fees collected by us.

         REQUIRED MINIMUM PAYMENTS UNDER OUR KERATOME LICENSE AGREEMENT MAY CONTINUE TO EXCEED OUR GROSS PROFITS FROM SALES OF OUR KERATOME PRODUCTS.

         We are required to make certain minimum payments to the licensor under our keratome license agreement that was amended and restated on January 4, 2001. This amendment replaced a January 18, 2000 amendment in its entirety. Under the terms of the amendment we issued 730,552 shares of common stock to the licensors, valued at approximately $1.1 million, in partial payment for royalties during the term of the license. The term of the license was extended three years until July 31, 2005. In addition, in June of 2002 the licensors agreed to further amend the payment schedule for the royalty payments, and the remaining minimum royalty payments totaling approximately $3.3 million as of April 1, 2003 will be due in monthly installments (averaging approximately $150,000 per month through 2003) and quarterly installments (averaging approximately $238,000 per quarter from January 2004 through October 2005) through the term of the amendment. In connection with this June 2002 amendment the parties also agreed that the number of notice and cure periods relating to the delinquent payment of royalty payments would be limited to three, and, as of April 1, 2003, only one such notice and cure period remains under the terms of the keratome license agreement. After this last remaining notice and cure period is used, if we fail to make timely payments under the keratome license agreement, the licensors have the right to immediately declare us in default and accelerate the balance of the remaining unpaid royalty payments.

         As a result of our obligations under this license arrangement, the minimum royalty payments we are required to make to the licensors have, to date, exceeded our gross profits from sales of our UniShaper and UltraShaper keratome products and we expect this trend to continue. The amendment eliminated a restriction on us manufacturing, marketing and selling other keratomes, but the sale of other keratomes will be included in the gross profit to be shared with the licensors. The licensor's share of the gross profit, as defined in the amendment, decreased from 50% to 10%.


         OUR FAILURE TO TIMELY OBTAIN OR EXPAND REGULATORY APPROVALS FOR OUR PRODUCTS AND TO COMPLY WITH REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS.

         Our excimer laser systems, diagnostic and custom ablation products and keratome products are subject to strict governmental regulations that materially affect our ability to manufacture and market these products and directly impact our overall business prospects. FDA regulations impose design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products in the U.S. New product introductions, expanded treatment types and levels for approved products, and significant design or manufacturing modifications require a premarket clearance or approval by the FDA prior to commercialization in the U.S. The FDA approval process, which is lengthy and uncertain, requires supporting clinical studies and substantial commitments of financial and management resources. Failure to obtain or maintain regulatory approvals and clearances in the U.S. and other countries, or significant delays in obtaining these approvals and clearances, could prevent us from marketing our products for either approved or expanded indications or treatments, which could substantially decrease our future revenues.

         In March 2002, we pursued a "real time" PMA supplement seeking approval for the use of our advanced adaptive eye tracking system in an accelerated time frame, as few as 30 days. In April 2002, we were advised by the FDA that they would review the submission in a 180-day timeframe. We are currently in the process of addressing the FDA's questions related to this submission.

          Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing by manufacturers of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution. Laser products marketed in foreign countries are often subject to local laws governing health product development processes, which may impose additional costs for overseas product development. Future legislative or administrative requirements, in the U.S. or elsewhere, may adversely affect our ability to obtain or retain regulatory approval for our products. The failure to obtain approvals for new or additional uses on a timely basis could prevent us from generating revenues from the sale of our products, and if we are unable to generate revenues from the sale of our products we may not be able to continue our business operations.

         OUR BUSINESS DEPENDS ON OUR INTELLECTUAL PROPERTY RIGHTS, AND IF WE ARE UNABLE TO PROTECT THEM, OUR COMPETITIVE POSITION MAY BE ADVERSELY AFFECTED.

         Our business plan is predicated on our proprietary systems and technology, including our precision beam scanning microspot technology laser systems. We protect our proprietary rights through a combination of patent, trademark, trade secret and copyright law, confidentiality agreements and technical measures. We generally enter into non-disclosure agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. Misappropriation of our intellectual property would have a material adverse effect on our competitive position. In addition, we may have to engage in litigation or other legal proceedings in the future to enforce or protect our intellectual property rights or to defend against claims of invalidity. These legal proceedings may consume considerable resources, including management time and attention, which would be diverted from the operation of our business, and the outcome of any such legal proceeding is inherently uncertain.

         We are aware that certain competitors are developing products that may potentially infringe patents owned or licensed exclusively by us. In order to protect our rights in these patents, we may find it necessary to assert and pursue infringement claims against such third parties. We could incur substantial costs and diversion of management resources litigating such infringement claims and we cannot assure you that we will be successful in resolving such claims or that the resolution of any such dispute will be on terms that are favorable to us. See "--Patent infringement allegations may impair our ability to manufacture and market our products."

         PATENT INFRINGEMENT ALLEGATIONS MAY IMPAIR OUR ABILITY TO MANUFACTURE AND MARKET OUR PRODUCTS.

         There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery that we do not own or have the right to use. If we were found to infringe a patent in a particular market, we and our customers may be enjoined from manufacturing, marketing, selling and using the infringing product in the market and may be liable for damages for any past infringement of such rights. In order to continue using such rights, we would be required to obtain a license, which may require us to make royalty, per procedure or other fee payments. We cannot be certain if we or our customers will be successful in securing licenses, or that if we obtain licenses, such licenses will be available on acceptable terms. Alternatively, we might be required to redesign the infringing aspects of these products. Any redesign efforts that we undertake could be expensive and might require regulatory review. Furthermore, the redesign efforts could delay the reintroduction of these products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products. If we are prevented from selling the infringing products we may not be able to continue our business operations.

         Litigation involving patents is common in our industry. While we do not believe our laser systems or keratome products infringe any valid and enforceable patents that we do not own or have a license to, we cannot assure you that one or more of our other competitors or other persons will not assert that our products infringe their intellectual property, or that we will not in the future be deemed to infringe one or more patents owned by them or some other party. We could incur substantial costs and diversion of management resources defending any infringement claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to market one or more of our products. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products will be available on commercially reasonable terms, or at all.


         In February of 2003, an Italian court issued an order restraining our LaserSight Technologies subsidiary from marketing our AstraPro software at a trade show in Italy. This restraining order was issued in favor of LIGI Tecnologie Medicali S.p.a., a distributor of our products, and alleges that our AstraPro software product infringes certain European patents owned by LIGI. We have retained Italian legal counsel to defend us in this litigation, and we have been informed that the Italian court has revoked the restraining order and has ruled that LIGI must pay our attorney's fees in connection with our defense of the restraining order. In addition, our Italian legal counsel has informed us that LIGI has filed a motion for a permanent injunction, and our Italian legal counsel is reviewing this motion. We believe that our AstraPro software does not infringe the European Patents owned by LIGI, and we intend to vigorously defend our rights to distribute our AstaPro software in the European markets.


         WE ARE SUBJECT TO CERTAIN RISKS ASSOCIATED WITH OUR INTERNATIONAL
SALES.


         Our international sales accounted for 83% and 56% of our total revenues during the years ended December 31, 2002 and 2001, respectively. Excluding our gain on sale of patent, the 2001 percentage was 71%. In the future, we expect that sales to U.S. accounts will represent a higher percentage of our total sales only when additional regulatory approvals are received for our LaserScan LSX laser system in the U.S. We are presently focusing our sales efforts on international sales in China and Europe.


         International sales of our products may be limited or disrupted by:

o        the imposition of government controls;
o        export license requirements;
o        economic or political instability;
o        trade restrictions;
o        difficulties in obtaining or maintaining export licenses;
o        changes in tariffs; and
o        difficulties in staffing and managing international operations.

         Our sales have historically been and are expected to continue to be denominated in U.S. dollars. The European Economic Union's conversion to a common currency, the euro, is not expected to have a material impact on our business. However, due to our significant export sales, we are subject to exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of our products. This could result in reduced sales, longer payment cycles and greater difficulty in collecting receivables relating to our international sales.

         OUR SUPPLY OF CERTAIN CRITICAL COMPONENTS AND SYSTEMS MAY BE INTERRUPTED BECAUSE OF OUR RELIANCE ON A LIMITED NUMBER OF SUPPLIERS.


         We currently purchase certain components used in the production, operation and maintenance of our laser systems and keratome products from a limited number of suppliers, and certain key components are provided by a single vendor. The majority of our UltraShaper components are manufactured exclusively by Owens Industries pursuant to our agreement with them. We do not have long-term contracts with providers of some key laser system components, including TUI Lasertechnik und Laserintegration GmbH, which currently is a single source supplier for the laser heads used in our LaserScan LSX excimer laser system. Currently, SensoMotoric Instruments GmbH, Teltow, Germany, is a single source supplier for the eye tracker boards used in our excimer laser systems. Any interruption in the supply of critical laser or keratome components could have a material adverse effect on our business, financial condition and results of operations. If any of our key suppliers ceases providing us with products of acceptable quality and quantity at a competitive price and in a timely fashion, we would have to locate and contract with a substitute supplier and, in some cases, such substitute supplier would need to be qualified by the FDA. If substitute suppliers cannot be located and qualified in a timely manner or could not provide required products on commercially reasonable terms, our ability to manufacture, sell and generate revenues from our products would be impaired.


         UNLAWFUL TAMPERING OF OUR SYSTEM CONFIGURATIONS COULD RESULT IN REDUCED REVENUES AND ADDITIONAL EXPENSES.

         We include a procedure counting mechanism on LaserScan LSX lasers manufactured for sale and use in the U.S. Users of our LaserScan LSX excimer laser system could tamper with the software or hardware configuration of the system so as to alter or eliminate the procedure counting mechanism that facilitates the collection of per procedure fees. Unauthorized tampering with our procedure counting mechanism by users could result in us being required to pay per procedure fees to Visx that we were not able to collect from users. If we are unable to prevent such tampering, our license agreement with Visx could be terminated after all applicable notice and cure periods have expired.

         INADEQUACY OR UNAVAILABILITY OF INSURANCE MAY EXPOSE US TO SUBSTANTIAL PRODUCT LIABILITY CLAIMS.

         Our business exposes us to potential product liability risks and possible adverse publicity that are inherent in the development, testing, manufacture, marketing and sale of medical devices for human use. These risks increase with respect to our products that receive regulatory approval for commercialization. We have agreed in the past, and we will likely agree in the future, to indemnify certain medical institutions and personnel who conduct and participate in our clinical studies. While we maintain product liability insurance, we cannot be certain that any such liability will be covered by our insurance or that damages will not exceed the limits of our coverage. Even if a claim is covered by insurance, the costs of defending a product liability, malpractice, negligence or other action, and the assessment of damages in excess of insurance coverage limits in the event of a successful product liability claim, may exceed the amount of our operating reserves. Further, product liability insurance may not continue to be available, either at existing or increased levels of coverage, on commercially reasonable terms.


         LITIGATION COSTS OR AN UNFAVORABLE OUTCOME IN LITIGATION MAY EXCEED THE AMOUNT OF CASH AVAILABLE.


         Our LaserSight Technologies subsidiary is currently involved in litigation with three former distributors for our excimer laser system in the United States. The lawsuit alleges various claims related to LaserSight Technologies' termination of the distribution arrangements including breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with business relationships, fraudulent misrepresentation, conversion and unjust enrichment. The distributors have requested actual damages in excess of $5.0 million, punitive damages, prejudgment interest, attorneys' fees and costs and other equitable relief. An unfavorable outcome in this litigation that resulted in an award of damages anywhere near the amount of damages requested by the distributors would exceed the amount of our available cash on hand.

         Since December 31, 2001, we have incurred legal fees related to litigation of approximately $170,000 of which approximately $56,000 was attributable to the distributor litigation and approximately $20,000 was attributable to the litigation with Ligi Tecnologie. In addition, we made one $50,000 settlement payment in October 2002 related to the previously reported litigation involving a former shareholder of The Farris Group and our chief executive officer. Future settlement payments related to The Farris Group litigation are $45,000 due in September 2003 and $45,000 due in March 2004. These amounts have been accrued in the Company's 2002 consolidated financial statements. Other than the distributor litigation described above and the litigation with LIGI Tecnologie described under the risk factor "Patent infringement allegations may impair our ability to manufacture and market our products", our other litigation has either been settled or stayed to facilitate settlement discussions between the parties.

         OUR AUDITORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2002 INCLUDES AN EXPLANATORY PARAGRAPH REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN.


         Our auditors' report included an explanatory paragraph regarding our ability to continue as a going concern because we have incurred significant losses and negative cash flows from operations for several years and our ability to raise or generate enough cash to survive is questionable. The going concern opinion has been used by competitors in an attempt to negatively impact our sales and has resulted in shorter payment terms to meet the demands of some of our vendors.

COMMON STOCK RISKS

         VARIATIONS IN OUR SALES AND OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

         Our operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. For example, historically a significant portion of our laser system orders for a particular quarter have been received and shipped near the end of the quarter. As a result, our operating results for any quarter often depend on the timing of the receipt of orders and the subsequent shipment of our laser systems. Other factors that may cause our operating results or stock price to fluctuate include:

o        our significant liquidity and capital resource issues;
o        the addition or loss of significant customers;
o        reductions, cancellations or fulfillment of major orders;
o        changes in pricing by us or our competitors;
o timing of regulatory approvals and the introduction or delays in shipment of new products;
o        the relative mix of our business; and
o        increased competition.

         As a result of these fluctuations, we believe that period-to-period comparisons of our operating results cannot be relied upon as indicators of future performance. In some quarters our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above or other uncertainties.

         THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO EXPERIENCE EXTREME FLUCTUATIONS DUE TO MARKET CONDITIONS THAT ARE UNRELATED TO OUR OPERATING PERFORMANCE.


         The stock market, and in particular the securities of technology companies like us, could experience extreme price and volume fluctuations unrelated to our operating performance. Our stock price has historically been volatile. Because of the lengthy period during which our common stock traded below $1.00 per share, it no longer met the listing requirements for the Nasdaq National Market and on August 15, 2002, Nasdaq approved our application to transfer our listing to the Nasdaq SmallCap Market via an exception from the minimum bid price requirement. While we failed to meet this requirement as of February 10, 2003, we were granted a temporary exception from this standard subject to meeting certain conditions. The exception requires that on or before

April 15, 2003, we must file a definitive proxy statement with the Securities and Exchange Commission and Nasdaq evidencing our intent to seek shareholder approval for the implementation of a reverse stock split. Thereafter, on or before May 30, 2003, we must demonstrate a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid of at least $1.00 per share for a minimum of ten consecutive trading days. Nasdaq may require a minimum closing bid price of at least $1.00 for more than 10 days. In addition, we must be able to demonstrate compliance with the following maintencance requirements for continued listing on the Nasdaq SmallCap Market:

o        stockholders' equity of $2.5 million;
o        at least 500,000 shares of common stock publicly held;
o        market value of publicly held shares of at least $1.0 million;
o        shareholders (round lot holders) of at least 300; and
o        at least two registered and active market makers.

In the event we are deemed to have met the terms of the exception, our common stock will continue to be listed on the Nasdaq SmallCap Market. We believe that we can meet these conditions; however, there can be no assurance that we will do so. In that connection, we are uncertain as to whether there will be sufficient time to obtain the required shareholder vote before May 30, 2003. If at some future date our common stock should cease to be listed on the Nasdaq SmallCap Market, it may continue to be listed in the OTC-Bulletin Board. For the duration of the exception, our Nasdaq symbol will be LASEC.


         Factors such as announcements of technological innovations or new products by us or our competitors, changes in domestic or foreign governmental regulations or regulatory approval processes, developments or disputes relating to patent or proprietary rights, public concern as to the safety and efficacy of refractive vision correction procedures, and changes in reports and recommendations of securities analysts, have and may continue to have a significant impact on the market price of our common stock.

         THE SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE AND DILUTIVE STOCK ISSUANCES MAY ADVERSELY AFFECT OUR STOCK PRICE.


         Sales, or the possibility of sales, of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Substantially all of our 27,841,941 shares of common stock outstanding at April 1, 2003 were freely tradable without restriction or further registration under the Securities Act of 1933, except to the extent such shares are held by "affiliates" as that term is defined in Rule 144 under the Securities Act or subject only to the satisfaction of a prospectus delivery requirement. An additional 9,280,647 shares of preferred stock, convertible into 18,561,294 shares of common stock, were issued in October 2002 upon the funding of the equity investment portion of the China Transaction. We have agreed to register the shares of common stock under the Securities Act of 1933, and this registration statement registers these shares. Once registered, the shares will be available for sale.


         Other shares of common stock that we may issue in the future in connection with financings or pursuant to outstanding warrants or agreements could also adversely affect the market price of our common stock and cause significant dilution in our earnings per share and net book value per share. We may be required to issue more than 5,800,000 additional shares of common stock upon the exercise of outstanding warrants and stock options. Including the China Transaction, the number of shares we may be required to issue upon the conversion of outstanding preferred stock and the exercise of outstanding warrants and stock options will increase to approximately 24,400,000.


         The former owners of our series C preferred stock have the right, subject to certain limitations, to participate in our below-market certain equity financing transactions that would allow them to maintain their ownership level in common stock at the same level as immediately prior to the closing of any such financing. See "Description of Capital Stock--Series C Preferred Stock." In connection with future equity financings we may include anti-dilution provisions that would require us to issue additional shares if we issue shares of common stock below specified price levels. If a future share issuance triggers these adjustments, the beneficiaries of such provisions effectively receive some protection from declines in the market price of our common stock, while our other stockholders incur additional dilution of their ownership interest.


         THE TERMS OF THE CHINA TRANSACTION WILL AN ALL PROBABILITY PREVENT OR DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF LASERSIGHT.

         In connection with the China Transaction, we issued shares of our series H preferred stock that, upon conversion into shares of our common stock, would result in the series H stockholders owning 40% of our outstanding common stock. In addition, the series H preferred stockholders have the right to elect that number of directors that will constitute up to 40% of the membership on our board of directors. Either or both of these factors may discourage or even prevent a party from acquiring us or making a bid that may result in a change of control. See also " Common Stock Risks--The China transaction includes a provision under which the purchaser of our preferred stock can acquire approximately 40% of our common stock. That stockholding position alone diminishes the possibility of a competing bid for a majority of the common stock, but the anti-takeover provision under Delaware law and in our certificate of incorporation, our by-laws and our stockholder rights plan will nonetheless require the board to exercise its fiduciary duty on any bid (whether by the purchaser in the China Transaction or another) taking into consideration all of the circumstances at that time" and "Description of Capital Stock--Series H Preferred Stock."

         THE CHINA TRANSACTION INCLUDES A PROVISION UNDER WHICH THE PURCHASER OF OUR PREFERRED STOCK CAN ACQUIRE APPROXIMATELY 40% OF OUR COMMON STOCK. THAT STOCKHOLDING POSITION ALONE DIMINISHES THE POSSIBILITY OF A COMPETING BID FOR A MAJORITY OF THE COMMON STOCK, BUT THE ANTI-TAKEOVER PROVISION UNDER DELAWARE LAW AND IN OUR CERTIFICATE OF INCORPORATION, OUR BY-LAWS AND OUR STOCKHOLDER RIGHTS PLAN WILL NONETHELESS REQUIRE THE BOARD TO EXERCISE ITS FIDUCIARY DUTY ON ANY BID (WHETHER BY THE PURCHASER IN THE CHINA TRANSACTION OR ANOTHER) TAKING INTO CONSIDERATION ALL OF THE CIRCUMSTANCES AT THAT TIME.

         Certain provisions of our certificate of incorporation, by-laws, stockholder rights plan and Delaware law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of us, even if such events could be beneficial, in the short term, to the economic interests of our stockholders. For example, our certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without stockholder action, and our by-laws require advance notice of director nominations or other proposals by stockholders. We also are subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an interested stockholder) for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. We also have adopted a stockholder rights agreement, or "poison pill," and declared a dividend distribution of one preferred share purchase right for each share of common stock.

         The board will act with respect to anti-takeover provisions with its fiduciary duty in mind.

RISKS RELATING TO INTANGIBLES

         AMORTIZATION AND CHARGES RELATING TO OUR SIGNIFICANT INTANGIBLE ASSETS COULD ADVERSELY AFFECT OUR STOCK PRICE AND REPORTED NET INCOME OR LOSS.


         Of our total assets at December 31, 2002, approximately $4.8 million, or 21%, were intangible assets. Any reduction in net income or increase in net loss resulting from the amortization of intangible assets resulting from future acquisitions by us may have an adverse impact upon the market price of our common stock. In addition, in the event of a sale of LaserSight or our assets, we cannot be certain that the value of such intangible assets would be recovered.


         In accordance with FASB Statement No. 144, we review intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible asset is impaired, a non-cash impairment charge would be recognized.

OTHER RISKS

         The following relates to risks on both a short and longer-term basis:

         The risks described above are not the only risks facing LaserSight. There may be additional risks and uncertainties not presently known to us or that we have deemed immaterial which could also negatively impact our business operations. If any of the foregoing risks actually occur, it could have a material adverse effect on our business, financial condition and results of operations. In that event, the trading price of our common stock could further decline, and you may lose all or part of your investment.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, and the documents incorporated by reference, contain certain "forward-looking" statements as described in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable based on currently available information, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders pursuant to this prospectus. The selling stockholders, through broker-dealers or agents designated from time to time, may sell the shares from time to time on terms to be determined at the time of sale. The aggregate proceeds to the selling stockholders from the shares will be the purchase price of the shares sold less the aggregate commissions, underwriting discounts or similar amounts payable in respect of any sale pursuant to this prospectus, if any, and other expenses of issuance and distribution not borne by LaserSight.

                                 CAPITALIZATION


         The following table sets forth LaserSight's actual capitalization at December 31, 2002, which includes the issuance of the series H preferred stock.

                                                        Actual
Long-term obligations                              $        --

Stockholders' equity:

      Convertible Preferred Stock, par
      value $.001 per share, authorized
      10,000,000 total preferred shares;
      Series H, issued and outstanding
      proforma 9,280,647 shares                          9,281

      Common Stock, par value $.001 per
      share, authorized 100,000,000 shares; issued
      actual and proforma 27,987,141 shares             27,987

      Additional paid-in capital                   103,796,812

      Stock subscription receivable                    (32,336)

      Accumulated deficit                          (99,360,863)

      Treasury stock, at cost, 145,200 shares         (542,647)
                                                   -----------
Total capitalization and stockholders' equity      $ 3,898,234
                                                   ===========

                          DESCRIPTION OF CAPITAL STOCK

Capital Stock Overview


         As of the date of this prospectus, LaserSight is authorized to issue up to 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of April 1, 2003, LaserSight had 27,841,941 shares of common stock outstanding, excluding any shares of common stock issuable upon the exercise of outstanding options and warrants to acquire common stock, and 9,280,647 shares of series H preferred stock outstanding, with 500,000 shares of series E preferred stock designated in connection with our stockholders rights agreement described below.


         All references to our common stock in this prospectus include the associated preferred stock purchase rights issued pursuant to the stockholder rights agreement described below between LaserSight and American Stock Transfer & Trust Company, as rights agent. See "Stockholder Rights Agreement."

Common Stock

         Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights, subject to any preferential rights of our outstanding preferred stock. Holders of a majority of the shares of capital stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any preferential rights of our outstanding preferred stock. Holders of our common stock are entitled to share pro rata in such dividends and other distributions as may be declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of our outstanding preferred stock. Upon the liquidation or dissolution of LaserSight, the holders of common stock are entitled to share proportionally in all assets available for distribution to such holders subject to the rights and preferences of any holder of outstanding preferred stock. Holders of common stock have no preemptive, redemption or conversion rights. The issued and outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

         Our certificate of incorporation authorizes our board of directors, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including:

o        dividend rights;
o        dividend rates;
o        conversion rights;
o        voting rights;
o        terms of redemption;
o        redemption price or prices; and
o        liquidation preferences.

         The rights, preferences and privileges of holders of our common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock which LaserSight may designate and issue in the future. The issuance of preferred stock could also, under some circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding common stock or otherwise adversely affect the market price of our common stock.

Series A, Series B, Series D, Series F and Series G Preferred Stock

         All previously issued and outstanding shares of our series A preferred stock, par value $.001 per share; series B preferred stock, par value $.001 per share; series D preferred stock, par value $.001 per share; and series F preferred stock, par value $.001 per share, have been converted, redeemed or repurchased. The series G preferred stock was never issued.

Series C Preferred Stock

         All previously issued and outstanding shares of our series C preferred stock, par value $.001 per share, have been converted.

         The former series C preferred stockholders have the right to nominate one candidate to stand for election to our board of directors. This nomination right will continue for as long as the former series C preferred stockholders own at least 7.5% of our outstanding common stock on the record date for a meeting of stockholders at which directors will be elected.

         For as long as the former series C preferred stockholders own at least 5% of our outstanding common stock, such holders have the right, subject to the exceptions noted below, to participate in any below-market equity financing transaction so as to maintain their percentage ownership level of common stock at the same level as immediately prior to the closing of any such financing. This right to participate in certain below-market third party financings does not include:

o the grant of options or warrants, or the issuance of securities, under any employee or director stock option, stock purchase or restricted stock plan;
o the issuance of common stock pursuant to any contingent obligation existing as of June 5, 1998;
o the issuance of securities upon the exercise or conversion of options, warrants or other convertible securities outstanding as of June 5, 1998;
o the declaration of a rights dividend to holders of common stock in connection with the adoption of a stockholder rights plan;
o the issuance of securities in connection with a merger, acquisition, joint venture or similar arrangement; or
o        a public offering of our securities.

Series E Preferred Stock

         Our board of directors designated 500,000 shares of our preferred stock as series E junior participating preferred stock in connection with the adoption of the stockholders rights agreement described below. Because of the nature of the dividend, liquidation and voting rights of the series E preferred stock, the value of each one one-thousandth interest in a share of series E preferred stock purchasable upon exercise of a preferred share purchase right should approximate the value of one share of common stock. The series E preferred stock purchasable upon exercise of the preferred share purchase rights will not be redeemable. Each share of series E preferred stock will be entitled to the greater of (1) a preferential quarterly dividend payment of $1.00 per share, or (2) an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the series E preferred stock will be entitled to a preferential liquidation payment of $1,000 per share, plus an amount equal to 1,000 times the aggregate amount to be distributed per share of common stock. Each share of series E preferred stock will have 1,000 votes, and will vote on all matters submitted to a vote of the holders of our common stock except as otherwise required by-law. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of series E preferred stock will be entitled to receive 1,000 times the amount of consideration received per share of common stock.

Series H Preferred Stock

         On October 25, 2002, we issued 9,280,647 shares of series H convertible participating preferred stock. Each share of series H preferred stock is, subject to certain restrictions, convertible into two shares of common stock at the option of the holder until October 25, 2004. Of the shares of series H preferred stock that were issued, 8,980,647 shares may not be converted until the first to occur of (i) the one-year anniversary of the date the series H preferred stock was issued, (ii) our failure to deliver products in accordance with the delivery schedule set forth under the terms of the definitive agreements that were executed in connection with the China Transaction, or (iii) we have received payment for at least $10,000,000 worth of our products to be sold pursuant to the terms of the definitive agreements that were executed in connection with the China Transaction. After October 25, 2004, each share of series H preferred stock then outstanding will automatically convert into two shares of common stock. We have the option to repurchase the series H preferred stock if Shenzhen New Industries fails to purchase at least $10 million worth of our products during the 12-month period following August 15, 2002 (the date the China Transaction closed) and such failure continues for a period of 30 days after the last purchase was to be made. The repurchase price for the series H preferred stock will be $.2155 per share. This per share price represents the negotiated amount that was agreed to by the series H stockholders and LaserSight.

         The holders of each share of series H preferred stock shall be entitled to vote upon all matters upon which holders of the common stock have the right to vote, and the shares of series H preferred stock held by each such holder shall be entitled to the number of votes equal to the number of shares of series H preferred stock held by such stockholder at the record date for the determination of the stockholders entitled to vote on such matters. The series H preferred stockholders receive dividends only if dividends are payable on our common stock. Each outstanding share of series H preferred stock entitles its holder to a liquidation preference equal to $0.2155.

         The series H preferred stockholders also have the right to, voting separately as a single class, elect that number of directors that will constitute up to 40% of the membership on our board of directors with the remaining directors being elected by classes of stock, other than the series H preferred stock, entitled to vote in the election of directors. The number of directors that the series H preferred stockholders have the right to elect will decrease as the series H preferred stock is converted or repurchased by us.

         Except as noted above, holders of our series H preferred stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the series H preferred stock. The issued and outstanding shares of our series H preferred stock are fully paid and nonassessable.

         The former series C preferred stockholders did not have the right to participate in the China Transaction. Under the terms of the agreement between the Company and the former series C preferred stockholders, the issuance of the series H preferred stock did not constitute a below-market equity financing. In addition, the series H preferred stock was issued as part of a strategic and commercial relationship and qualifies as a "joint venture or similar arrangement", and such a transaction is excluded from the type of transactions in which the former series C preferred stockholders have the right to participate.

Stockholder Rights Agreement

         Our board of directors adopted a rights agreement in July 1998 and declared a dividend of one right on each outstanding share of common stock. Subject to certain exceptions, each right, when exercisable, entitles the holder thereof to purchase from LaserSight one-thousandth of a share of series E preferred stock of LaserSight at an exercise price of $20.00 per one-thousandth of a preferred share, subject to adjustment. The terms of the rights are set forth in the rights agreement between LaserSight and American Stock Transfer & Trust Company, as the rights agent.

         Until the first to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "acquiring person"(as defined below), or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person (the earlier of such dates being called the "distribution date"), the rights will be evidenced by common stock certificates.

         Subject to certain exceptions, an "acquiring person" is a person or group of affiliated or associated persons who have acquired beneficial ownership of 15% or more of our outstanding common stock. In no event however, will LaserSight, any subsidiary of LaserSight, or any employee benefit plan of LaserSight or its subsidiaries be deemed to be an acquiring person. In addition, no person shall become an acquiring person as the result of an acquisition of common stock by LaserSight which by reducing the number of our common shares outstanding increases the proportionate number of shares beneficially owned by such person and its affiliates and associates to 15% or more of the common stock then outstanding. If a person becomes the beneficial owner of 15% or more of the common stock then outstanding by reason of share acquisitions by LaserSight and, after such share acquisitions, (1) acquires beneficial ownership of an additional number of shares of common stock which exceeds the lesser of 10,000 shares of common stock or 0.25% of the then-outstanding common stock, and (2) beneficially owns after such acquisition 15% or more of the aggregate number of common stock then outstanding, then such person shall be deemed to be an acquiring person. Moreover, if our board of directors determines in good faith that a person who would otherwise be an acquiring person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of common stock so that such person would no longer be an acquiring person, then such person shall not be deemed to be an acquiring person for any purposes of the rights agreement.

         The rights are not exercisable until the distribution date. The rights will expire on July 2, 2008, unless the Rights are earlier redeemed or exchanged by LaserSight, as described below.

         To prevent dilution the exercise price payable and the number of shares of series E preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time:

o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series E preferred stock;

o upon the grant to holders of the series E preferred stock of certain rights or warrants to subscribe for or purchase series E preferred stock at a price, or securities convertible into series E preferred stock with a conversion price, less than the then-current market price of the series E preferred stock; or

o upon the distribution to holders of the series E preferred stock of evidences of indebtedness, assets or capital stock (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of series E preferred stock) or of subscription rights or warrants other than those referred to above.

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% of such exercise price. LaserSight will not be required to issue fractional shares of common stock or series E preferred stock other than fractions which are integral multiples of one-thousandth of a share of series E preferred Stock, which may, at the election of LaserSight, be evidenced by depositary receipts. In lieu of such issuance of fractional shares, an adjustment in cash may be made based on the market price of common stock or series E preferred Stock on the last trading day prior to the date of exercise.

         Subject to certain exceptions described in the rights agreement, if any person or group becomes an acquiring person, then each holder of a right will have the right to receive upon exercise of such right that number of common stock or, in certain circumstances, cash, property or other securities of LaserSight, having a market value of two times the exercise price of the right.

         If at any time after the time that any person or group becomes an acquiring person, LaserSight is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, any associate or affiliate thereof, and certain transferees thereof, which will be void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

         At any time after the time that a person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board of directors may exchange the rights, subject to certain exceptions, in whole or in part, at an exchange ratio of one share of common stock or one-thousandth of a share of series E preferred stock per right.

         At any time prior to the time that a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment which may at LaserSight's option be paid in cash, common stock or other consideration deemed appropriate by the board of directors. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish; provided, however, that no redemption will be permitted or required after the time that any person becomes an acquiring person. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of the rights will be to receive the redemption price.

         The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after such time as any person becomes an acquiring person no such amendment may make the rights redeemable if the rights are not then redeemable in accordance with the terms of the rights agreement or may adversely affect the interests of the holders of the rights.

         Until a right is exercised, the holder thereof, as such, will have no rights as a LaserSight stockholder, including the right to vote or to receive dividends. The rights will have anti-takeover effects. The rights, if exercised, would cause substantial dilution to a person or group that attempts to acquire LaserSight on terms not approved by our board of directors.

Warrants and Other Agreements to Issue Shares

         Based on previously-reported agreements entered into in 1993 in connection with our acquisition of LaserSight Centers, and modified in July 1995 and March 1997, we may be obligated as follows:

o To pay to a partnership whose partners include our chairman of the board and certain of our former officers and directors a royalty of up to $43 for each eye on which certain specified types of laser surgery is performed on a fixed or mobile excimer laser system owned or operated by LaserSight Centers or its affiliates. This royalty may be paid either in cash or in shares of common stock.


         To date, we have not accrued any obligation to issue contingent shares or royalty shares described above. We cannot be certain that any issuance of contingent shares or royalty shares will be accompanied by an increase in our per share operating results. We are not obligated to pursue strategies that may result in the issuance of royalty shares and, in fact, late in 2000 we abandoned the LaserSight Centers strategy due to industry conditions and our increased focus on development and commercialization of our refractive products. It may be in the interest of our chairman of the board for us to pursue business strategies that maximize the issuance of royalty shares.

         In connection with our sale of common stock in March 1999, we issued the purchasers warrants to purchase a total of 225,000 shares of common stock at an exercise price of $5.125 per share, the closing price of the our common stock on March 22, 1999. The warrants have a term of five years. As of April 1, 2003, 45,000 of such warrants had been exercised and 180,000 of such warrants remained outstanding.

         On February 22, 1999, in connection with a consulting services agreement that we entered into with an individual, we issued warrants to purchase a total of 67,500 shares of our common stock at a price of $5.00 per share. One-third of the warrants become exercisable on each annual anniversary of the grant until all the warrants are exercisable. The warrants expire on February 22, 2004. As of April 1, 2003, all such warrants had become exercisable and all such warrants remained outstanding.

         In connection with our sale of common stock in September 2000, we issued the purchasers warrants to purchase a total of 600,000 shares of common stock at an exercise price of $3.60 per share. The warrants have a term of three years. As of April 1, 2003, all such warrants remained outstanding.

         In connection with the March 2001 loan agreement that we entered into with Heller Healthcare Finance, Inc., we issued to Heller warrants to purchase a total of 243,750 shares of common stock at an exercise price of $3.15 per share.

The warrant is exercisable during the period beginning on its date of issue and ending March 12, 2004. As of April 1, 2003, all such warrants remained outstanding.


Delaware Law and Certain Charter and By-law Provisions

         Certain provisions of our certificate of incorporation, by-laws and Delaware corporate law described in this section may delay, make more difficult or prevent acquisitions or changes in control of LaserSight that are not approved by our board of directors, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Section 203 of Delaware General Corporation Law

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless:

o the business combination is approved by the corporation's board of directors prior to the date the interested stockholder became an interested stockholder;

o the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

o the business combination is approved by a majority of the board of directors and by the affirmative vote of 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder voting at an annual or special meeting of stockholders and not by written consent.

         A "business combination" includes mergers, consolidations, asset sales and other transactions having an aggregate value in excess of 10% of the consolidated assets of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         Indemnification and Limitation of Liability

         Our certificate of incorporation contains certain provisions that eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts. These acts include the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.

         Our certificate of incorporation also contains provisions indemnifying the directors and officers of LaserSight to the fullest extent permitted by the Delaware General Corporation Law. Our by-laws require that we advance the expenses of an indemnified person defending a legal proceeding after we receive an undertaking from the person to repay such advance if a court ultimately determines that he or she is not entitled to indemnification. Our by-laws also require us to pay any expenses of an indemnified person in connection with such person enforcing their indemnification rights. We also maintain a directors and officers liability insurance policy that provides for indemnification of our directors and officers against certain liabilities incurred in their capacities as such.

         Amendment of Certificate of Incorporation and By-laws

         The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may, subject to the provisions of Delaware General Corporation Law, be amended or repealed by a majority vote of the board of directors or by two-thirds vote of stockholders entitled to vote on such matter.

         Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

         Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days and not more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was publicly announced. Our by-laws also specify requirements as to the form and content of a stockholder's notice.

         Special Meetings of Stockholders; Procedural Requirements for Stockholder Action by Written Consent

         Our by-laws provide that special meetings of our stockholders may be called only by our chairman of the board, chief executive officer or by the board of directors. In addition, our by-laws provide:

o procedures for setting a record date to determine which stockholders may express written consent;

o that no written consent shall be effective unless, within 60 days of the record date, consents signed by holders of the requisite minimum number of shares have been delivered to us; and

o that no action by written stockholder consent could become effective until the completion of a ministerial review of the consents within five business days after delivery of the requisite number of written consents.

         Number of Directors, Stockholder Removal of Director

         Our by-laws provide that we have at least three directors on the board of directors and currently provide that we have seven directors. The board of directors may increase or decrease the number of directors, provided that the board cannot decrease the number directors to fewer than three. A majority of the directors remaining in office generally can fill any vacancies on the board of directors.

         Our by-laws provide that the stockholders can remove a member of the board of directors only if the holders of at least a majority of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, vote in favor of the removal.

         Super-Majority Board Approval Requirement

         Our by-laws provide that, except as described below, the affirmative vote of a majority of those directors present at a meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the board of directors. The following actions must be approved by at least 75% of those directors present at any meeting at which a quorum is present:

o the issuance of a particular class of stock if the number of shares of such class of stock to be issued would exceed 20% of the then outstanding shares of such class of stock;

o the sale, other than in the ordinary course of our business, of assets (including without limitation intellectual property) having a book value in excess of 10% of our total assets on a consolidated basis, as reflected on our most recently filed 10-Q or 10-K, as applicable;

o        any merger or consolidation of LaserSight; and

o        an amendment to our by-laws.

         Stockholder Rights Plan

         In July 1998, our board of directors adopted a stockholder rights plan. A stockholder rights plan typically creates dilution and other impediments that would discourage persons seeking to gain control of LaserSight by means of a merger, tender offer, proxy contest or otherwise if our board of directors determines that such change in control is not in the best interests of our stockholders.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                              SELLING STOCKHOLDERS

         The following table describes the beneficial ownership of LaserSight common stock by the selling stockholders named in this prospectus, and the number of shares of common stock to be offered by the selling stockholders. Unless otherwise indicated, each person has sole investment and voting power over the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named in the table, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                  Common Stock Beneficially                        Common Stock Beneficially
                                   Owned Prior To Offering                          Owned After The Offering
                                   -----------------------                          ------------------------
                                                                      Shares of
                            Preferred   Conversion     Percent of   Common Stock    Number of    Percent of
Selling Stockholder           Stock     Shares (1)    Outstanding    to be Sold      Shares      Outstanding
-------------------           -----     ----------    -----------    ----------      ------      -----------

New Industries Investment
Consultants (H.K.) Ltd.     8,980,647   17,961,294       39.2%      17,961,294         --            0.0%

Benchmark Capital &
Finance, Inc.                 300,000      600,000        2.1%         600,000         --            0.0%

(1) Assumes the conversion of all series H preferred stock held by such selling stockholder at a conversion factor of two common shares for each preferred share.


         Representatives of the selling shareholders have advised LaserSight that neither New Industries Investment Consultants (H.K.) Ltd. nor Benchmark Capital & Finance, Inc. are broker-dealers. New Industries Investment Consultants is a wholly-owned subsidiary of China New Industries Investment Co. Ltd., one of the largest Chinese venture capital investment firms with its headquarters in Shenzhen and Beijing, China. China New Industries Investment Co.'s majority shareholders are its management team, all are Chinese nationals; its remaining minority shares are owned by China State Planning Commission, a government entity that does budgetary work for the government. Shenzhen New Industries Medical Development Co. is a wholly-owned subsidiary of China New Industries Investment Co. Benchmark Capital & Finance provides strategic consulting services to New Industries Investment Consultants and Shenzhen New Industries Medical Development.

                              PLAN OF DISTRIBUTION

         The shares of LaserSight common stock being registered pursuant to this prospectus are being registered on behalf of the selling stockholders named in this prospectus. All costs, expenses and fees in connection with registration of the shares offered by this prospectus will be paid by LaserSight. Brokerage commissions, underwriting discounts and similar selling expenses, if any, attributable to the sale of shares shall be paid by the selling stockholders. The selling stockholders may sell the shares registered by this prospectus from time to time in one or more types of transactions including (A) over-the-counter market transactions, (B) negotiated transactions, (C) through put or call options transactions relating to the shares, (D) through short sales of shares, or (E) a combination of such methods of sale. The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve securities brokers or dealers. The selling stockholders have advised LaserSight that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The selling stockholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Any such compensation may be equal to, less than or in excess of customary amounts.

         The selling stockholders named in this prospectus and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders, to the extent they are deemed "underwriters", will be subject to the prospectus delivery requirements of the Securities Act. LaserSight has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.


         Upon LaserSight being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, disclosing (A) the name of each such selling stockholder and of the participating broker-dealer(s), (B) the number of shares involved, (C) the price at which such shares were sold, (D) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (E) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (F) other facts material to the transaction.


         LaserSight has agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

         The legality of the shares offered hereby has been passed upon for LaserSight by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                     EXPERTS


         The consolidated financial statements of LaserSight and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph that states the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.




                         WHERE TO FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Pubic Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our Internet site at www.lase.com or at the SEC's Internet site at http://www.sec.gov. The other information at those Internet sites is not part of this prospectus. Such reports, proxy statements and other information concerning LaserSight can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act. We have also filed exhibits and schedules with the Registration Statement that are not included in this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC described above, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the selling stockholders sell all of the shares being registered by this prospectus:


o Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003;

o        Definitive Proxy Statement filed on September 27, 2002;

o        Current Report on Form 8-K filed on April 1, 2003; and


o The description of the Common Stock contained in LaserSight's Form 8-A/A (Amendment No. 6) filed on August 10, 2001.

         You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address: LaserSight Incorporated, 3300 University Boulevard, Suite 140, Winter Park, Florida 32792; telephone: (407) 678-9900; Attn: Corporate Secretary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

             SEC registration fee.............................    $     401.30
             Legal fees and expenses..........................      110,000.00
             Accountants' fees................................        2,000.00
             Nasdaq listing fees..............................       45,000.00
             Miscellaneous....................................       17,598.70
                                                                   -----------
                   Total......................................    $ 175,000.00
                                                                   ===========

            ---------------------------------------

         The foregoing items, except for the SEC registration fee, are estimated.

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actual and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter provides that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the board of directors of LaserSight.

         Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

         The Charter provides that, to the fullest extent permitted by the DGCL, no director of LaserSight shall be personally liable to LaserSight or its stockholders for monetary damages for breach of fiduciary as a director. Section 102(b)(7) of the DGCL currently provides that such provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to LaserSight or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit.

Reference is made to the Charter and By-laws filed as Exhibits 4.1 and 4.2 hereto, respectively.

         LaserSight maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to LaserSight for its indemnification of such persons.

Item 16.  Exhibits

         The exhibit index set forth on page II-5 of this Registration Statement is hereby incorporated herein by reference.

Item 17.  Undertakings.

         (a)  Rule 415 Offering

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Filings Incorporating Subsequent Exchange Act Documents by
         Reference

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)  Acceleration of Effectiveness.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winter Park, State of Florida, this 2nd day of April, 2003.


                                   LASERSIGHT INCORPORATED

                                   By: /s/ Gregory L. Wilson
                                      -----------------------------
                                      Gregory L. Wilson, Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.


/s/ Michael R. Farris*                                        April 2, 2003
----------------------
Michael R. Farris, President, Chief Executive
Officer and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                          April 2, 2003
------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ Guy W. Numann*                                            April 2, 2003
------------------
Guy W. Numann, Director

/s/ David T. Pieroni*                                         April 2, 2003
----------------------
David T. Pieroni, Director

/s/ Steven Shi*                                               April 2, 2003
----------------
Steven Shi, Director

/s/ Xian Ding Weng*                                           April 2, 2003
-------------------
Xian Ding Weng, Director

/s/ Ying Zhi Gu*                                              April 2, 2003
-----------------
Ying Zhi Gu, Director

/s/ Gregory L. Wilson                                         April 2, 2003
----------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)
---------------------


*/  By: /s/ Gregory L. Wilson
-      -----------------------
      (Gregory L. Wilson, as Attorney-in-Fact)

                                INDEX TO EXHIBITS

Exhibit
  No.       Description
-------     -----------

4.1 Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 10-Q filed by the Company on November 14, 2002).

4.2 By-laws, as amended (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q/A filed on November 21, 2002).

4.3 Rights Agreement, dated as of July 2, 1998, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series E Junior Participating Preferred Stock,
         (ii) as Exhibit B thereto the form of Right certificate (separate certificates for the Rights will not be issued until after the Distribution Date) and (iii) as Exhibit C thereto the Summary of Stockholder Rights Agreement. (incorporated by reference to Exhibit
         99.1 to the Form 8-K filed by the Company on July 8, 1998).

4.4 First Amendment to Rights Agreement, dated as of March 22, 1999, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 2 to Form 8-A/A filed by the Company on March 29, 1999).

4.5 Second Amendment to Rights Agreement, dated as of January 28, 2000, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.6 to Form 8-K filed by the Company on February 8, 2000).

4.6 Third Amendment to Rights Agreement, dated as of June 29, 2001, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.5 to Form 8-K filed by the Company on July 18, 2001).

4.7 Fourth Amendment to Rights Agreement, dated as of August 15, 2002, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 3.3 to Form 10-Q filed by the Company on November 14, 2002).


5.1*     Opinion of Sonnenschein Nath & Rosenthal.




23.1     Consent of KPMG LLP.

23.2     Consent of Sonnenschein Nath & Rosenthal (included in Exhibit 5.1).

24.1*    Powers of Attorney.

-------------

* Previously filed.